SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

MSP Recovery, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

553745100

(CUSIP Number)

David J. Armstrong, Esq.

General Counsel

Cano Health, Inc.

9725 NW 117th Avenue

Miami, Florida 33178

Tel: (855) 226-6633

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 553745100

1	NAMES OF REPORTING PERSONS Cano Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

2

This Amendment No. 12 (“Amendment No. 12”) to Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Shares”), of MSP Recovery, Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by Cano Health, Inc., a Delaware corporation (the “Reporting Person”), with the Securities and Exchange Commission (“SEC”) on July 17, 2023, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on January 12, 2024, as amended by Amendment No. 2 to the Schedule 13D filed with the SEC on January 24, 2024, as amended by Amendment No. 3 to the Schedule 13D filed with the SEC on January 31, 2024, as amended by Amendment No. 4 to the Schedule 13D filed with the SEC on February 6, 2024, as amended by Amendment No. 5 to the Schedule 13D filed with the SEC on February 12, 2024, as amended by Amendment No. 6 to the Schedule 13D filed with the SEC on February 16, 2024, as amended by Amendment No. 7 to the Schedule 13D filed with the SEC on February 26, 2024, as amended by Amendment No. 8 to the Schedule 13D filed with the SEC on March 5, 2024, as amended by Amendment No. 9 to the Schedule 13D filed with the SEC on March 11, 2024, as amended by Amendment No. 10 to the Schedule 13D filed with the SEC on March 18, 2024, as amended by Amendment No. 11 to the Schedule 13D filed with the SEC on March 26, 2024 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 12 shall have the same meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) As of the date hereof, the Reporting Person does not beneficially own any Class A Shares.

Any beneficial ownership of Class A Shares by a Covered Person is set forth on Annex A attached hereto.

(c) Except as described in this Schedule 13D or in Annex B attached hereto, the Reporting Person has not effected any transactions in the Issuer’s Class A Shares since the filing of Amendment No. 11 to the Schedule 13D on March 26, 2024 through April 4, 2024.

Item 5(e) of the Schedule 13D is hereby amended and restated as follows:

(e) As of April 3, 2024, the Reporting Person ceased to beneficially own more than five percent of the outstanding Class A Shares.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2024

CANO HEALTH, INC.

By:	/s/ David J. Armstrong
Name: David J. Armstrong
Title: General Counsel

ANNEX B

Trading History Since the Filing of Amendment No. 11 to Schedule 13D on March 26, 2024

through April 4, 2024

Trade Date	Common Shares Sold	Weighted Average Price Per Share	Name of Entity
3/27/2024	24,935	$0.7007	Cano Health, LLC
3/28/2024	25,778	$0.6899	Cano Health, LLC
4/01/2024	30,376	$0.6693	Cano Health, LLC
4/02/2024	1,109,500	$0.8795	Cano Health, LLC
4/03/2024	903,655	$1.1086	Cano Health, LLC

The above transactions were effected in the open market.